July 27, 2006
Donald C. Hunt, Esq.
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Somera Communications, Inc. (“Somera”)
Preliminary Proxy Statement on Schedule 14A
Filed July 14, 2006
File No. 000-27843
Dear Mr. Hunt:
     Pursuant to our telephone conversation, attached please find an amended proxy statement which is being filed herewith. Please see the revised disclosure on page 7 “Interests of Certain Persons in the Merger.” Please note we have removed the word “certain” from the header in our proposed chart, we have added a new column, and the footnotes have been revised. We have been advised by Somera that other than as listed in the chart, there are no other benefits being paid to the executive officers and directors as a result of the merger. Please be advised that the responses contained herein, and the information provided herein, have been prepared by, and obtained from, Somera. We respectfully request that the Staff provide any further comments at its earliest convenience.
     Should any members of the Staff have any questions or comments concerning the enclosed materials, please contact A. Michael Hainsfurther at (214) 855-7567.

Very truly yours, Munsch Hardt Kopf & Harr, P.C.
By:	A. Michael Hainsfurther
A. Michael Hainsfurther
(214) 855-7567 mhainsfurther@munsch.com

cc: Kent Coker